Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of Ottawa Savings Bancorp, Inc. following the Conversion:

NAME	JURISDICTION OF FORMATION
Ottawa Savings Bank	Federal (100% owned)

Illinois Valley Service Corporation	Illinois (100% owned)